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                 September 12, 2022

       Michele Ciavarella
       Executive Chairman and Interim Chief Executive Officer
       Elys Game Technology, Corp.
       107 E. Warm Spring Road
       Las Vegas, Nevada 89119

                                                        Re: Elys Game
Technology, Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2022
                                                            File No. 333-267238

       Dear Mr. Ciavarella:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Leslie Marlow